LOCK-UP AGREEMENT

May 16, 2007

Quest Group International, Inc.
9229 Sunset Boulevard, Suite 505
Los Angeles, California 90069
Attention: President

Gentlemen:

The undersigned are the owners of 48,000,000 shares of common stock, par value $0.001 (the “Covered Securities”) of Quest Group International, Inc., a Nevada corporation (the “Company”).

The undersigned hereby agree that, during the period beginning on the date hereof (the “Effective Date”) and ending on the date that is 18 months after the date the Company receives notification by the Securities and Exchange Commission that the registration statement required to be filed by the Company pursuant to that certain Registration Rights Agreement between the Company and the investors of the Company’s private placement offering on May 16, 2007, will not be reviewed or is no longer subject to further review and comments (the “Lock-Up Period”), the undersigned will not sell, transfer, assign, pledge or hypothecate any Covered Securities, unless it is to an individual, entity or charity that agrees to be subject to the terms and conditions of this Lock-Up Agreement. In addition, the undersigned agree that, during the Lock-Up Period, the Covered Securities shall not be the subject of any hedging, short sale, derivative, put, or call transactions that would result in the effective economic disposition of the Covered Securities by any person.

The obligations of the undersigned that are contained in this letter agreement also apply (i) to all Covered Securities that the undersigned may receive as a stock dividend or other distribution on the Covered Securities and (ii) to all other securities of the Company that the undersigned may receive in a recapitalization or similar transaction in exchange for Covered Securities acquired by the undersigned.

The undersigned consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Covered Securities except in compliance with the preceding provisions of this Lock-Up Agreement. The undersigned also consents to the placement of the following legend on any and all stock certificates that evidence the Covered Securities which are the subject of this Lock-Up Agreement:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THAT CERTAIN LOCK-UP AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDERS NAMED THEREIN, DATED AS OF MAY 16, 2007. A COPY OF THE LOCK-UP AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE COMPANY.”

Very truly yours,
Santa Monica Capital Partners II 13,750,000 Shares By: Santa Monica Capital, LLC Its: Managing Member By: /s/ David Marshall Name: David Marshall Its: Sole Member	/s/ Harin Padma-Nathan Harin Padma-Nathan 2,000,000 Shares
/s/ Parkash Gill Parkash Gill 20,000,000 Shares	/s/ Marc Ezralow Marc Ezralow 3,000,000 Shares
/s/ Parkash Gill Parkash Gill, custodian for Dhillon Gill 2,000,000 Shares	/s/ Parkash Gill Parkash Gill, custodian for Noorean Gill 2,000,000 Shares
/s/ David Ficksman David Ficksman 250,000 Shares	/s/ Roshantha A. Chandraratna Roshantha A. Chandraratna 5,000,000 Shares

ACCEPTED: Quest Group International, Inc. By: /s/ Mathew Evans Mathew Evans, President